September 30, 2015
Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention:     Ms. Pamela Long, Assistant Director
Ms. Asia Timmons-Pierce, Staff Attorney
Re:    Tecogen Inc.
Registration Statement on Form S-3
Originally Filed June 22, 2015
Amendment No. 3 Filed September 29, 2015
File No. 333-205147

Dear Staff:
 In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:30 PM today, September 30, 2015 or as soon thereafter as is practicable.
The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
Tecogen Inc.

By: /s/ David A. Garrison
David A. Garrison
Chief Financial Officer